Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: On February 14, 2013, this communication was made available to certain managers on AMR Corporation’s internal website.

Manager Talking Points

We know people will have a lot of questions about the new American. In addition to the resources available for all employees on new Jetnet, as well as the manager resources available to you on classic Jetnet, please feel free to use the below talking points to guide your conversations with your team members.

WHAT WILL THE NEW AIRLINE LOOK LIKE?

•	This is an historic day for us. American and US Airways have agreed to join together to create the new American Airlines – a premier global carrier.

•	We will have an expanded global network, a strong financial foundation, a modern, efficient fleet and the industry’s best people.

•	In all, we will have more than 6,700 daily flights to 336 destinations in 56 countries across the globe.

•	We expect to keep all hubs now served by both airlines and expand service in non-hub cities, providing more travel options for our customers and more opportunity for our people.

•	The new American’s headquarters will be in Dallas-Fort Worth, with the combined company also keeping a significant presence in Phoenix.

WHAT DOES THIS MEAN FOR OUR PEOPLE?

•	Employees of the combined airline will benefit from being part of a company with a more competitive and stable financial foundation. This will lead to more opportunities for our team.

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Upon completion of the merger, we will have an even greater ability to invest in our business. We plan to continue to introduce new products and technologies to deliver a comfortable, connected travel experience for our customers.

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We will be in a better position to compete and win against Delta, United and other global carriers, which means long-term stability and career growth for our people. The merger creates a path for improved compensation and benefits and more opportunities for all employees.

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Our hard work at restructuring over the course of the last year made our airline better and stronger. We accomplished a great deal in a very short amount of time. We now have real momentum as we move to improve our operations, renew the fleet and modernize our airline. These strengths provide a solid foundation for us to move forward and reclaim industry leadership.

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We expect the merger to close in the third quarter of 2013, once we secure the various regulatory and US Airways stockholder approvals and Bankruptcy Court approval of our Plan of Reorganization. And using previous airline mergers as a guide, the entire process to integrate the two companies, departments, operations and workforces will take a year or two after closing to complete.

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In the immediate future, there won’t be a lot of big changes. We will continue to operate as separate carriers. The most important thing we can all do now is keep our focus on our customers and take care of each other.

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A successful merger requires a successful integration, which will take time and effort. Between now and closing of the merger, a transition team made up of people from both airlines will develop a carefully constructed integration process to help ensure a smooth transition.

•	Additional information on this process and other merger news and developments are available on new Jetnet, which will be updated regularly.

WHY THIS, WHY NOW?

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We have many reasons to be proud of our accomplishments and optimistic about our future. The investments we’ve made in a new look, new fleet, new products, and new technology and tools give us a strong start.

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American’s many strengths, combined with the significant progress we’ve made in our restructuring, allowed us to shape a deal that works. Many experienced financial analysts, including American’s advisors, have evaluated the potential of the merger, and have concluded that it will deliver real value to our financial stakeholders, our partners and our people.

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The stakeholders of our company, including the Unsecured Creditors Committee, the Ad Hoc Committee, and our Board of Directors, have looked at this combination from top to bottom and determined that this is the best path forward. They wouldn’t have pursued this merger if they didn’t think it would create more value for everyone.

•	The two airlines, combined, create a stronger whole with the potential to generate more than $1 billion in annual net synergies, including new revenues through:

•	Improved flight schedules and connections, increasing efficiency and offering more travel options to our customers

•	A superior network and frequent flyer program that makes us a strong competitor for global corporate accounts and high-value customers

•	Further strengthening of American’s industry-leading position in the Caribbean and Latin America

•	A leading position in the important business markets on the East Coast, including the US Airways Shuttle

•	The ability to better match aircraft to specific markets for increased profitability

•	Enhanced connectivity with oneworld Alliance partners, including international joint businesses

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Now is the time to focus on the work ahead and put our best efforts into a smooth integration. That will mean adapting to change even as we continue to run a great operation and keep our customers safe and happy.

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We have to be united in our focus on our customers to make this transition as seamless as possible. That’s the only way we’ll be able to fully realize the merger’s potential and the benefits it will bring.

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Many will be watching – particularly our competitors – as we move forward. We need to show them that the new American is a force to be reckoned with, and can’t let anything distract us from our focus on our customers as we work toward making the new American the best airline in the world. Thank you for your dedication to making that goal a reality.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.